United States securities and exchange commission logo





                            August 28, 2020

       Nassef Sawiris
       Chief Executive Officer
       Avanti Acquisition Corp.
       PO Box 1093, Boundary Hall
       Cricket Square, Grand Cayman
       KY1-1102, Cayman Islands

                                                        Re: Avanti Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August 4,
2020
                                                            CIK No. 0001819608

       Dear Mr. Sawiris:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Dilution, page 78

   1.                                                   The number of shares
shown in the tabular presentation as    Ordinary shares forfeited if
                                                        over-allotment is not
exercised    should be shown as a deduction from the total number of
                                                        shares included in the
denominator. Please revise.
 Nassef Sawiris
FirstName LastNameNassef
Avanti Acquisition Corp. Sawiris
Comapany
August 28, NameAvanti
           2020        Acquisition Corp.
August
Page 2 28, 2020 Page 2
FirstName LastName
        You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Peter Seligson